SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

SAPIENS REPORTS STRONG Q2 2009 RESULTS

Q2/2009 NET INCOME OF $0.9 MILLION OR $0.04 PER SHARE

Cary, N.C. – August 20, 2009 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) (“Sapiens” or “Company”), a leading global provider of innovative business solutions that modernize business processes and enable insurance organizations to adapt quickly to change, and a member of the Formula (NASDAQ: FORTY and TASE: FORT) Group, today announced its results of operations for the second quarter of 2009.

Highlights for Q2 2009

—	Operating profit reached $1.3 million, reflecting growth of 117% compared with $0.6 million in Q2 2008

—	Eleven consecutive quarters of operational profit.

—	Net Income reached $1.1 million on a non GAAP basis, compared with a ($0.4) million net loss in Q2 2008

—	Revenues reached $10.2 million, a decrease of 7% compared with $11.0 million in Q2 2008.

—	Total equity of $23.7 million, which represents 50% of balance sheet.

—	Earnings per share for this quarter were $0.04 (fully diluted), a significant increase from $0.02 (fully diluted) loss per share reported in Q2 08.

Roni Al-Dor, President and CEO of Sapiens, commented, “In the second quarter of 2009, we continued to improve our results despite the challenging world-wide economical environment. During the first half of 2009, we more than doubled our operational profit reaching $2.3 million and reached a net income of $1.9 million from loss of $1.7 million in first half of 2008. In Q2 of 2009 we further improved our operational profit compared to Q1 of 2009 and the comparable period of Q2 2008 reaching operational profit of $1.5 million on non GAAP basis. Revenue in Q2 of 2009 reached $10.2 million, slightly decreased from comparable Q2 of 2008, due to deferred of revenues in a project which will be off-set in the coming quarters.

Mr. Al-Dor continued, “Our success is reflected in the company balance sheet working capital and cash position we have today compared to previous years. In addition, we are dealing with an increasing number of opportunities which are addressed by our products suites including the Sapiens INSIGHT for Closed Books platform, as well as the Sapiens INSIGHT for Reinsurance, as well as our windows for eMerge applications.

“Looking forward, with our proven solutions, improved financial performance and a broad customer base; I believe that we are well positioned to continue improving our performance”, concluded Mr. Al-Dor.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the year ended
U.S GAAP basis	06/30/2009	06/30/2008	06/30/2009	06/30/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	10,233	11,012	20,977	21,503

Operating profit	1,260	579	2,340	1,002

Net income (loss)	886	(526)	1,904	(1,726)

Basic earning (loss) per share	0.04	(0.02)	0.09	(0.08)

Diluted earning (loss) per share	0.04	(0.02)	0.09	(0.08)

Non-GAAP
Revenues	10,233	11,012	20,977	21,503

Operating profit	1,457	689	2,733	1,211

Net income (loss)	1,083	(416)	2,297	(1,517)

Basic earning (loss) per share	0.05	(0.02)	0.11	(0.07)

Diluted earning (loss) per share	0.05	(0.02)	0.11	(0.07)

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens International
Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION:

Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2009	12/31/2008
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$10,363	$7,938
Restricted cash	352	-
Trade receivables, net	7,511	6,860
Other current assets	2,785	2,565

Total current assets	21,011	17,363

Property and equipment, net	949	1,055
Other assets, net	25,938	26,759

Total assets	$47,898	$45,177

Liabilities and shareholders' equity

Current maturities of long-term debt and convertible debentures	$4,835	$5,745

Trade payables	1,003	1,500
Other liabilities and accrued expenses	10,151	9,716
Deferred revenue	6,910	4,908

Total current liabilities	22,899	21,869

Long-term debt and other long-term liabilities	1,253	1,432
Shareholders' equity	23,746	21,876

Total liabilities and shareholders' equity	$47,898	$45,177

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$10,233	$11,012	$20,977	$21,503

Cost of revenues	$5,198	$6,542	$11,186	$12,798

Gross Profit	5,035	4,470	9,791	8,705

Operating expenses
Research and development, net	$717	$857	$1,448	$1,647
Selling, marketing, general and administrative	$3,058	$3,034	$6,003	$6,056

Operating Profit	1,260	579	2,340	1,002

Financial expenses (income), net	$349	$1,002	$363	$2,467
Taxes on income	$25	$109	$73	$227

Net Income (Loss)	$886	$(532)	$1,904	$(1,692)

Attributetable to non-controlling interest	$-	$(6)	$-	$34

Net income (Loss) attributable to Sapiens	$886	$(526)	$1,904	$(1,726)

Earning (loss) per share
Basic	$0.04	$(0.02)	$0.09	$(0.08)

Diluted	$0.04	$(0.02)	$0.09	$(0.08)

Weighted average number of shares used to computation
of earning (loss) per share
Basic	21,591	21,541	21,591	21,541

Diluted	21,591	21,541	21,591	21,541

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	1,260	579	2,340	1,002
Amortization of intangibles	1,062	1,042	2,068	2,002
Capitalization of software development	(915)	(982)	(1,774)	(1,858)
Stock-based compensation	50	50	99	65

Total adjustments to GAAP	197	110	393	209

Non-GAAP operating profit	1,457	689	2,733	1,211

GAAP net income (loss)	886	(526)	1,904	(1,726)
Total adjustments to GAAP as above	197	110	393	209

Non-GAAP net income (loss)	1,083	(416)	2,297	(1,517)

Non-GAAP basic earnings (loss) per share	0.05	(0.02)	0.11	(0.07)

Non-GAAP diluted earnings (loss) per share	0.05	(0.02)	0.11	(0.07)

Weighted average number of shares used to
computation of earning (loss) per share

Basic	21,591	21,541	21,591	21,541

Diluted	21,591	21,541	21,591	21,541

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2009	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer